Investor Relations/Media Contact: ICR, Inc. Brad Cohen bcohen@icrinc.com 212-217-6393

CAPLEASE ANNOUNCES EXTENSION OF CASH TENDER OFFER
UNTIL MIDNIGHT TODAY

NEW YORK--(BUSINESS WIRE)—May 10, 2010--CapLease, Inc. (NYSE: LSE) announced today that it is extending its previously announced cash tender offer for any and all of its $49,944,000 principal amount of outstanding 7.50% Convertible Senior Notes due 2027 (CUSIP No. 140288 AA 9) (the “Notes”), until 12:00 midnight New York City time today. The tender offer was originally scheduled to expire at 5:00 p.m. today, but is being extended to comply with Securities and Exchange Commission requirements.  The tender offer is being made pursuant to a Schedule TO (as amended), including an Offer to Purchase, dated April 13, 2010, and related letter of transmittal, which sets forth the terms of the tender offer.

Based on information received from D.F. King & Co., Inc., CapLease’s information agent for the tender offer, $13,500,000 aggregate principal amount of Notes had been tendered and not withdrawn in the tender offer as of 5:00 p.m. New York City time on Friday, May 7, 2010.

Holders of the Notes with questions or requests for assistance should contact D.F. King & Co., Inc. at (212) 269-5550 (for banks and brokers only) or (800) 967-4617 (for all others toll-free).  Requests for documents may also be directed to the information agent at the above telephone numbers.

None of CapLease, its board of directors or the information agent makes any recommendation as to whether holders of the Notes should tender or refrain from tendering Notes, and no one has been authorized to make such a recommendation. Holders of the Notes must make their own decisions as to whether to tender their Notes, and if they decide to do so, the principal amount of Notes to tender.  This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other securities. The offer is made only by the Offer to Purchase and the related letter of transmittal.  The tender offer is not being made to holders of Notes in any U.S. state in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such U.S. state.

This press release contains statements that are forward-looking.  Such forward-looking statements involve risks and uncertainties and actual outcomes may differ materially from those projected.  For more information regarding these risks and uncertainties, review CapLease’s filings with the Securities and Exchange Commission.

About CapLease:

CapLease, Inc. is a real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants.